Special Meetings of Shareholders

  1. A special meeting of shareholders of the Trust was held at the offices of the Trust on
     July 15, 1999. Shareholders of the Trust were asked to approve a new Subadvisory Agreement between Nicholas-Applegate Capital Management and
     Criterion Investment Management LLC (the
     "Subadvisory Agreement) for each of the Short
     Intermediate and High Quality Bond Funds. In the matter of approving the new Subadvisory Agreement, 1,414,700 shares of the High Quality Bond Fund voted in favor, 0 shares voted against and 716 shares abstained from voting. For the Short
     Intermediate Fund 1,056,667 shares voted to approve, 0 shares voted against and 0 shares abstained from voting.

  2.On May 7, 1999 a special meeting of the shareholders of the Mini Cap Growth, Global
     Technology, Global Blue Chip, Global Growth &
     Income, Pacific Rim, Greater China, Latin America and Short-Intermediate Funds (the "Funds") was held at the offices of the Trust. Shareholders of the Funds were asked to approve an Agreement and Plan of Reorganization whereby all of the assets of each of the Funds would transfer to an identically-managed series of Nicholas-Applegate
     Institutional Funds. In the matter of approving the Agreement and Plan of Reorganization there were the following votes:

     Fund                              Votes For      Votes         Votes
                                                     Against     Abstaining
     Mini Cap Growth                   2,408,149       5,986         40,505
     Global Technology                   212,183           0              0
     Global Blue Chip                    448,627          39              0
     Global Growth & Income              356,987       3,156            809
     Pacific Rim                          92,66            0              0
     Greater China                        85,746           0              0
     Latin America                        98,144           0              0
     Short Intermediate                  991,175           0              0